                          SOUTHERN OHIO COAL COMPANY
                             1996 ANNUAL REPORT

                                                                         Page

                                   CONTENTS

Statements of Income and Statements of Retained Earnings . . . . . . . . . .1

Statements of Cash Flows . . . . . . . . . . . . . . . . . . . . . . . . . .2

Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .3-4

Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . 5-12

                              SOUTHERN OHIO COAL COMPANY
                                STATEMENTS OF INCOME
                                 (UNAUDITED)

                                                        Year Ended December 31,
                                                      1996       1995        1994
                                                            (in thousands)
OPERATING REVENUES - Sales to Parent Company . . .  $218,611   $183,956    $196,477

OPERATING EXPENSES (including depreciation,
  depletion and amortization of mining plant
  of $16,962,000 in 1996, $13,294,000 in 1995
  and $11,595,000 in 1994) . . . . . . . . . . . .   194,037    161,300     170,151

OPERATING INCOME . . . . . . . . . . . . . . . . .    24,574     22,656      26,326

INTEREST CHARGES . . . . . . . . . . . . . . . . .     5,575      6,034       5,684

OPERATING INCOME BEFORE FEDERAL INCOME TAXES . . .    18,999     16,622      20,642

FEDERAL INCOME TAXES ON OPERATIONS . . . . . . . .    10,696      6,515       6,657

NET INCOME FROM OPERATIONS . . . . . . . . . . . .     8,303     10,107      13,985

NONOPERATING INCOME (LOSS) . . . . . . . . . . . .     1,375        261      (3,617)

NET INCOME . . . . . . . . . . . . . . . . . . . .  $  9,678   $ 10,368    $ 10,368

                          STATEMENTS OF RETAINED EARNINGS
                                 (UNAUDITED)

                                                        Year Ended December 31,
                                                      1996        1995        1994
                                                            (in thousands)
RETAINED EARNINGS JANUARY 1. . . . . . . . . . .     $23,199    $33,025     $33,025

NET INCOME . . . . . . . . . . . . . . . . . . .       9,678     10,368      10,368

CASH DIVIDENDS DECLARED. . . . . . . . . . . . .       8,813     20,194      10,368

RETAINED EARNINGS DECEMBER 31. . . . . . . . . .     $24,064    $23,199     $33,025

See Notes to Financial Statements.

                           SOUTHERN OHIO COAL COMPANY
                            STATEMENTS OF CASH FLOWS
                                 (UNAUDITED)

                                                         Year Ended December 31,
                                                        1996      1995       1994
                                                             (in thousands)
OPERATING ACTIVITIES:
  Net Income . . . . . . . . . . . . . . . . . . . . $  9,678   $ 10,368   $ 10,368
  Adjustments for Noncash Items:
    Depreciation, Depletion and Amortization . . . .   16,962     13,294     11,595
    Deferred Federal Income Taxes. . . . . . . . . .   (4,740)    (3,312)    (6,174)
    Accrued Postretirement Benefits Other
      Than Pensions. . . . . . . . . . . . . . . . .    5,647      6,854      6,847
    Reclamation Reserve. . . . . . . . . . . . . . .    2,835       -          -
  Changes in Certain Current Assets
    and Liabilities:
    Accounts Receivable. . . . . . . . . . . . . . .  (17,734)     3,413     (4,178)
    Coal, Materials and Supplies . . . . . . . . . .     (129)    (2,458)     1,043
    Accounts Payable . . . . . . . . . . . . . . . .   (2,353)    (1,896)     4,080
  Other (net). . . . . . . . . . . . . . . . . . . .    5,743        283      6,928
        Net Cash Flows From Operating Activities . .   15,909     26,546     30,509

INVESTING ACTIVITIES:
  Construction Expenditures. . . . . . . . . . . . .     (401)    (1,078)    (1,733)
  Proceeds from Sales of Property. . . . . . . . . .       13        892      1,732
        Net Cash Flows Used For
          Investing Activities . . . . . . . . . . .     (388)      (186)        (1)

FINANCING ACTIVITIES:
  Issuance of Long-term Debt . . . . . . . . . . . .     -          -        45,000
  Retirement of Long-term Debt . . . . . . . . . . .   (8,319)      -       (45,000)
  Change in Short-term Debt (net). . . . . . . . . .    1,500       -          -
  Return of Capital Contributions to Parent Company.  (20,859)      -          -
  Receipts from (Payments to) Parent Company for
    Future Coal Deliveries . . . . . . . . . . . . .     -          -        (2,276)
  Dividends Paid . . . . . . . . . . . . . . . . . .   (8,813)   (20,194)   (10,368)
        Net Cash Flows Used For
          Financing Activities . . . . . . . . . . .  (36,491)   (20,194)   (12,644)

Net Increase (Decrease) in Cash and
  Cash Equivalents . . . . . . . . . . . . . . . . .  (20,970)     6,166     17,864
Cash and Cash Equivalents January 1. . . . . . . . .   26,535     20,369      2,505
Cash and Cash Equivalents December 31. . . . . . . . $  5,565   $ 26,535   $ 20,369

See Notes to Financial Statements.

                            SOUTHERN OHIO COAL COMPANY
                                BALANCE SHEETS
                                 (UNAUDITED)

                                                                      December 31,
                                                                    1996        1995
                                                                     (in thousands)
ASSETS
MINING PLANT:
  Surface Lands . . . . . . . . . . . . . . . . . . . . . . . .   $  7,386    $  7,386
  Mining Structures and Equipment . . . . . . . . . . . . . . .    217,578     222,737
  Coal Interests (net of depletion) . . . . . . . . . . . . . .      3,977       4,088
  Mine Development Costs. . . . . . . . . . . . . . . . . . . .    134,149     134,149
  Construction Work in Progress . . . . . . . . . . . . . . . .         15         634

          Total Mining Plant. . . . . . . . . . . . . . . . . .    363,105     368,994

  Accumulated Depreciation and Amortization . . . . . . . . . .    193,608     182,448

          NET MINING PLANT. . . . . . . . . . . . . . . . . . .    169,497     186,546

OTHER PROPERTY AND INVESTMENTS. . . . . . . . . . . . . . . . .     61,078      63,790

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . . . . . . . . .      5,565      26,535
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . . . . . . . . . .      4,383       4,002
    Insurance . . . . . . . . . . . . . . . . . . . . . . . . .     13,011      13,079
    Affiliated Companies. . . . . . . . . . . . . . . . . . . .     22,070       4,649
  Coal - at average cost. . . . . . . . . . . . . . . . . . . .        719       2,044
  Materials and Supplies - at average cost. . . . . . . . . . .     12,254      10,800
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,583       1,571

          TOTAL CURRENT ASSETS. . . . . . . . . . . . . . . . .     59,585      62,680

REGULATORY ASSETS . . . . . . . . . . . . . . . . . . . . . . .     56,182      69,598

DEFERRED CHARGES. . . . . . . . . . . . . . . . . . . . . . . .      4,356       4,345

            TOTAL . . . . . . . . . . . . . . . . . . . . . . .   $350,698    $386,959

See Notes to Financial Statements.

                          SOUTHERN OHIO COAL COMPANY
                               BALANCE SHEETS
                                 (UNAUDITED)

                                                                    December 31,
                                                                  1996        1995
                                                                   (in thousands)
CAPITALIZATION AND LIABILITIES
SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1:
    Authorized and Outstanding - 5,000 Shares . . . . . . . . . $      5    $      5
  Paid-in Capital . . . . . . . . . . . . . . . . . . . . . . .   91,830     112,689
  Retained Earnings . . . . . . . . . . . . . . . . . . . . . .   24,064      23,199

          TOTAL SHAREHOLDER'S EQUITY. . . . . . . . . . . . . .  115,899     135,893

LONG-TERM DEBT. . . . . . . . . . . . . . . . . . . . . . . . .   61,681      81,681

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases. . . . . . . . . . . . . . .   23,123      23,111
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . .   45,823      38,924

          TOTAL OTHER NONCURRENT LIABILITIES. . . . . . . . . .   68,946      62,035

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year. . . . . . . . . . . . . .   20,000       8,319
  Short-term Debt - Notes Payable to Parent . . . . . . . . . .    1,500        -
  Accounts Payable - General  . . . . . . . . . . . . . . . . .    5,641       7,800
  Accounts Payable - Affiliated Companies . . . . . . . . . . .    1,329       1,523
  Interest Accrued. . . . . . . . . . . . . . . . . . . . . . .    2,011       2,065
  Accrued Vacation Pay. . . . . . . . . . . . . . . . . . . . .    2,861       2,728
  Workers' Compensation Claims. . . . . . . . . . . . . . . . .   13,711       9,360
  Obligations Under Capital Leases. . . . . . . . . . . . . . .    9,083      10,816
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3,850       3,754

          TOTAL CURRENT LIABILITIES . . . . . . . . . . . . . .   59,986      46,365

DEFERRED INCOME TAXES . . . . . . . . . . . . . . . . . . . . .   42,803      59,746

DEFERRED CREDITS. . . . . . . . . . . . . . . . . . . . . . . .    1,383       1,239

CONTINGENCIES (Note 2)

            TOTAL . . . . . . . . . . . . . . . . . . . . . . . $350,698    $386,959

See Notes to Financial Statements.

                           SOUTHERN OHIO COAL COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                 (UNAUDITED)


1.     SIGNIFICANT ACCOUNTING POLICIES:

Organization and Regulation. Southern Ohio Coal Company (the Company or SOCCo), is a wholly-owned subsidiary of Ohio Power Company (OPCo), which is a subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company's underground mining operations are conducted in Meigs County in southern Ohio to supply coal to OPCo's Gavin Plant. Coal is sold to OPCo at prices regulated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Prices billed are sufficient to recover expenses and provide for a return on OPCo's equity investment excluding retained earnings. The Company also has been authorized to sell coal to unaffiliated companies with the net proceeds used to reduce the price of coal sold to OPCo. At December 31, 1996, owned proven coal reserves amounted to 128,263,000 tons in Ohio and 65,003,000 tons in West Virginia.

Basis of Accounting. As a cost-based rate-regulated entity, SOCCo's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71 "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation. Such deferrals are amortized commensurate with their inclusion in billings to OPCo.

Regulatory assets are comprised of the following:

                                                                December 31,
                                                            1996         1995
                                                               (in thousands)
Regulatory Assets:
  Amounts Due From Parent Company For
    Future Income Taxes                                 $41,703      $53,905
  Raccoon Mine Abandoned Assets                           9,803       11,044
  Postemployment Benefits                                 4,676        4,649
    Total Regulatory Assets                             $56,182      $69,598

Use of Estimates.   The preparation of these financial statements in
conformity with generally accepted accounting principles requires in certain instances the use of management's estimates. Actual results could differ from those estimates.

Coal Supply Agreement. Pursuant to a coal supply agreement with OPCo, the Company is obligated to deliver substantially all coal it mines to OPCo and entitled to receive payment for all costs incurred, even under circumstances in which such coal is not mined and/or delivered due to a natural disaster, labor unrest or any other forced or voluntary cessation or curtailment of mining, either temporary or permanent.

Mining Plant and Depreciation, Depletion and Amortization. Mining plant is stated at cost and includes expenditures for mine development. Mine development includes all costs to develop the mine in excess of amounts realized from coal produced during the mine development period. As a subsidiary of a regulated public utility, an allowance for funds used during construction (AFUDC) is recorded as a noncash income item that is recovered over the service life of mining plant through depreciation and represents a reasonable return on funds used to finance construction projects. The amounts of AFUDC for 1996, 1995 and 1994 were not significant.

           Depreciation, depletion and amortization are provided over the estimated useful asset lives and are calculated using the straight-line method for mining structures and equipment and the units-of-production method for coal rights and mine development costs. In 1996 the Company changed the respective rates to reflect a revised mining plan through 2004. This change in estimate had no impact on net income.

           Costs of ordinary maintenance, repairs, renewals and minor replacements of property are expensed while major additions of property, replacements of property and betterments are capitalized. Mining plant and related accumulated provisions for depreciation and amortization are relieved upon disposition of the related property with any gain or loss recorded as income or expense in the period of disposition. Such gains and losses are included in costs billed to OPCo under the coal supply agreement.

Other Property and Investments. Other property and investments consists primarily of the Cove North coal reserves (net book value $27 million at December 31, 1996) in West Virginia and the net present value of a receivable from the sale of the Martinka mining operations in 1992 ($34 million at December 31, 1996 discounted at 8-1/2%).

Cash and Cash Equivalents. Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Income Taxes. The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between the book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in the Company's coal billings and OPCo's fuel rates, deferred income taxes are recorded with related regulatory assets and liabilities in accordance with SFAS 71.

Black Lung Benefits and Workers' Compensation. The Company is liable under the Federal Coal Mine Health and Safety Act of 1969 (Act), as amended, to pay certain black lung benefits to eligible present and former employees. A Black Lung Benefits Trust is maintained under the Internal Revenue Code which, based on the most recent actuarial study, is fully funded. No accruals for Black Lung liabilities were made in 1996, 1995 or 1994.

           The Company is self-insured for workers' compensation. The estimated present value of workers' compensation claims is provided based on known events and claims.

Reclamation. The Surface Mining and Reclamation Act of 1977 established minimum standards for the final closure of mines after their coal reserves are exhausted. This would include sealing the portals at underground mines and the removal or covering of refuse piles and water settling ponds. Reclamation costs are recorded and billed to OPCo in accordance with the coal supply agreement.

2.     CONTINGENCIES:

           The Company is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations or financial condition.

           The Company recovers all of its costs from OPCo under the coal supply agreement.



3.     CONTINUATION OF MINING OPERATIONS:

           The Clean Air Act Amendments of 1990 (CAAA) require significant reductions in sulfur dioxide and nitrogen oxides emitted from OPCo's generating plants. OPCo's plan to comply with the CAAA includes the installation of leased scrubbers at the Gavin Plant to permit the continued burning of Ohio high-sulfur coal. The plan further provides for Gavin's coal to be supplied by the Company's Meigs mine, long-term contracts with unaffiliated sources and spot market purchases.

           Under settlement agreements applicable to OPCo's Public Utilities Commission of Ohio (PUCO) jurisdiction, OPCo's electric fuel component (EFC) rate is fixed at 1.465 cents per kwh from June 1995 through November 1998. Thereafter, the cost of coal burned at the Gavin Plant is subject to a predetermined price of $1.575 per million Btu's with quarterly escalation adjustments. After 2009 the price that OPCo can recover for coal from its affiliated Meigs mine will be limited in the PUCO jurisdiction to the lower of cost or the then-current market price.

           It may be necessary in the future to shut down the Meigs mining operations if for some reason the predetermined price is not adequate to recover the Meigs mining cost from PUCO jurisdictional fuel clause customers or if it is no longer economical to continue mining operations. The cost of a shutdown would be substantial and would include not only any possible loss on disposition of assets but also employee benefits, lease commitments, unaccrued reclamation and other shutdown costs. In the event of a shutdown, the Company expects to recover from OPCo all of its costs under the terms of the coal supply agreement.

4.  OTHER RELATED-PARTY TRANSACTIONS:

           American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies including SOCCo. The costs of the services are billed by AEPSC on a direct-charge basis to the extent practicable and on reasonable bases of proration for indirect costs.
The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.

5.     BENEFIT PLANS:

United Mine Workers of America (UMWA) Pension Plans

           The Company provides UMWA pension benefits for UMWA employees meeting eligibility requirements. Benefits are based on age at retirement and years of service. Contributions are based on the number of hours worked, are expensed when paid and totaled $921,000 in 1996, $818,000 in 1995 and $928,000 in 1994. As of June 30, 1996, the UMWA actuary estimates that the Company's share of the UMWA pension plans unfunded vested liabilities was approximately $14.7 million. In the event the Company ceases or significantly reduces mining operations or contributions to the UMWA pension plans, a withdrawal obligation may be triggered for all or a portion of its share of the unfunded vested liability.

AEP System Pension Plan

           The Company participates in the AEP pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligibility requirements, except participants in the UMWA pension plans. Benefits are based on service years and compensation levels. Pension costs are allocated by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum required contribution in accordance with the Employee Retirement Income Security Act of 1974. The Company's share of net pension cost of the AEP System pension plan for the years ended December 31, 1996, 1995 and 1994 was $377,000, $217,000 and $392,000, respectively.

AEP System Savings Plan

           An employee savings plan is offered to non-UMWA employees which allows participants to contribute up to 17% of their salaries into various investment alternatives, including AEP Co., Inc. common stock. An employer matching contribution, equaling one-half of the employees' contribution to the plan up to a maximum of 3% of the employees' base salary, is invested in AEP Co., Inc. common stock. The Company's annual contributions totaled $286,000 in 1996, $278,000 in 1995 and $275,000 in 1994.

Postretirement Benefits Other Than Pensions

           Postretirement medical benefits for the Company's UMWA employees who have retired or will retire after January 1, 1976 are the liability of the Company. They are eligible for postretirement health care and life insurance if they have at least 10 service years and are age 55 at retirement.
 Non-active UMWA employees become eligible at age 55 if they have 20 service years.

           The AEP System provides certain other benefits for retired employees. Substantially all non-UMWA employees are eligible for postretirement health care and life insurance if they have at least 10 service years and are age 55 or older when employment terminates.

           Postretirement benefits other than pensions (OPEB) are provided for retired employees under an AEP System plan. Substantially all employees are eligible for postretirement health care and life insurance if they retire from active service after reaching age 55 and have at least 10 service years. OPEB costs are determined by the application of AEP System actuarial assumptions to each operating company's employee complement. The annual accrued costs, which includes the recognition of one-twentieth of the prior service transition obligation, was $9.0 million in 1996, $10.4 million in 1995 and $9.7 million in 1994. The funding policy for AEP's OPEB plan is to make contributions to an external Voluntary Employees Beneficiary Association trust fund for all non-UMWA employees equal to the incremental OPEB costs (i.e., the amount that the total postretirement benefits cost under SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," exceeds the pay-as-you-go amount). Contributions were $517,000 in 1996, $686,000 in 1995 and $670,000 in 1994.

           Several UMWA health plans pay the postretirement medical benefits for the Company's UMWA retirees who retired before January 2, 1976 and their survivors plus retirees and others whose last employer is no longer a signatory to the UMWA contract or is no longer in business. The UMWA health plans are funded by payments from current and former UMWA wage agreement signatories, the 1950 UMWA Pension Plan surplus and the Abandoned Mine Land Reclamation Fund Surplus. Required annual payments to the UMWA health funds made by the Company were recognized as expense when paid and totaled $157,000 in 1996, $135,000 in 1995 and $253,000 in 1994.

           The Energy Policy Act of 1992 (Energy Act) permits recovery of excess Black Lung Trust funds of the AEP System to pay certain postretirement medical benefits under one of the UMWA health plans. Reimbursement limitations apply to the System's excess funding. The Company has a fund surplus that it is able to transfer to other AEP System Companies that are members of the fund and have a deficit. The Company receives cash for the amount transferred. The amounts of Black Lung surplus utilized in accordance with the Energy Act were $3.9 million in 1996, $3.8 million in 1995 and $5.6 million in 1994 of which $2.8 million in 1996, $3.2 million in 1995 and $2.8 million in 1994 was to reimburse the Company for benefits paid. In addition, the amounts of Black Lung surplus utilized reflect $1.1 million in 1996, $0.6 million in 1995 and $2.8 million in 1994 reallocated from the Company's surplus Black Lung trust fund to other System member companies. The Company's share of the Black Lung Trust funds surplus at December 31, 1996, 1995 and 1994 was $6.3 million, $6.9 million and $7.9 million, respectively.

6.     FEDERAL INCOME TAXES:

           The details of federal income taxes are as follows:
                                                    Year Ended December 31,
                                                    1996     1995     1994
                                                          (in thousands)

Charged (Credited) to Operations:
  Current (net) . .. . . . . . . . . . . . . . . $15,536   $10,108   $12,433
  Deferred (net). . . . . . . . . . . . . . . .   (4,840)   (3,593)   (5,776)
    Total . . . . . . . . . . . . . . . . . . .   10,696     6,515     6,657

Charged (Credited) to Nonoperating Income:
  Current (net) . . . . . . . . . . . . . . . .     (593)   (1,498)   (1,629)
  Deferred (net). . . . . . . . . . . . . . . .      100       281      (398)
    Total . . . . . . . . . . . . . . . . . . .     (493)   (1,217)   (2,027)

      Total Federal Income Taxes. . . . . . . .  $10,203   $ 5,298   $ 4,630

           Federal income taxes as reported are different than pre-tax book income multiplied by the statutory tax rate predominantly due to permanent differences for corporate owned life insurance and the practice of flow-through accounting for book/tax differences associated with self insurance reserves, mine development costs and certain depreciation differences.

           The Company joins in the filing of a consolidated federal income tax return with its affiliated companies in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

           The AEP System has settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1993 are presently being audited by the IRS. During the audit the IRS agents requested a ruling from their National Office that certain interest deductions relating to corporate owned life insurance (COLI) claimed by the Company for 1991 through 1993 should not be allowed. The COLI program was established in 1990 as part of the Company's strategy to fund and reduce the cost of medical benefits for retired employees. AEP filed a brief with the IRS National Office refuting the agents' position. Although no adjustments have been proposed, a disallowance of the COLI interest deductions through December 31, 1996 would increase expenses by approximately $24 million (including interest). Management believes it will ultimately prevail on this issue and will vigorously contest any adjustments that may be assessed. Accordingly, no provision for this amount has been recorded. In the event of an unfavorable resolution of the COLI interest deduction matter, the Company expects to recover from OPCo all of its costs under the terms of the coal supply agreement. In the opinion of management, the final settlement of open years will not have a material effect on results of operations.

           The following tables show the elements of the net deferred tax liability and the significant temporary differences giving rise to such
deferrals:                                              December 31,
                                                      1996        1995
                                                        (in thousands)

Deferred Tax Assets. . . . . . . . . . . . . .     $ 23,029    $ 20,432
Deferred Tax Liabilities . . . . . . . . . . .      (65,832)    (80,178)
Net Deferred Tax Liabilities . . . . . . . . .     $(42,803)   $(59,746)

Property Related Temporary Differences. . . . $(46,409) $(51,296) Amounts Due From Parent Company
 For Future Federal Income Taxes . . . . . . .      (14,521)    (19,255)
Self Insurance Reserves  . . . . . . . . . . .        7,404       6,513
Prepaid Royalties . . . . . . . . . . . . . .          -         (4,443)
Postretirement Benefits . . . . . . . . . . .        10,004       7,742
All Other (net)  . . . . . . . . . . . . . . .          719         993

 Total Net Deferred Tax Liabilities. . . . . .     $(42,803)   $(59,746)

7.     SUPPLEMENTARY CASH FLOW INFORMATION:

                                                  Year Ended December 31,
                                                1996     1995     1994
                                                    (in thousands)
    Cash was paid for:
        Interest . . . . . . . . . . .  . .   $ 5,629   $6,196  $ 5,401
        Income Taxes . . . . . . . . .  . .    16,380    9,494   11,830
    Noncash acquisitions under capital
      leases were . . . . . . . . . . . . .     9,163    8,642   13,660

8.     LEASES:

           Leases of property, plant and equipment are for periods of up to 30 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases as long as mining operations continue.

           Lease rentals for both operating and capital leases are generally charged to operating expenses. The components of rental cost are as follows:


                                                    Year Ended December 31,
                                                1996       1995       1994
                                                       (in thousands)

Operating Leases . . . . . . . . . . . . . .  $ 2,054    $ 1,597    $ 1,577
Amortization of Capital Leases . . . . . . .    8,925     10,419     11,994
Interest on Capital Leases . . . . . . . . .    2,099      2,624      2,974
    Total Rental Costs . . . . . . . . . . .  $13,078    $14,640    $16,545


           Properties under capital leases and related obligations recorded on the Balance Sheets are as follows:

                                                         December 31,
                                                    1996        1995
                                                      (in thousands)

     Mining Plant  . . . . . . . . . . . . . .  . $65,295     $71,072
     Accumulated Provision for Amortization. .  .  33,089      37,145
         Net Property under Capital Leases . .  . $32,206     $33,927

     Capital Lease Obligations:
       Noncurrent Liability. . . . . . . . . .  . $23,123     $23,111
       Liability Due Within One Year . . . . .  .   9,083      10,816
         Total Capital Lease Obligations . . .  . $32,206     $33,927

           Properties under operating leases and related obligations are not included in the Balance Sheets.

           Future minimum lease rentals consisted of the following at December 31, 1996:

                                                                    Non-
                                                              Cancelable
                                                     Capital   Operating
                                                      Leases      Leases
                                                        (in thousands)

       1996. . . . . . . . . . . . . . . . . . . . . . . $10,630    $ 1,718
       1997. . . . . . . . . . . . . . . . . . . . . . .   7,541      1,410
       1998. . . . . . . . . . . . . . . . . . . . . . .   4,933      1,197
       1999. . . . . . . . . . . . . . . . . . . . . . .   3,465        733
       2000. . . . . . . . . . . . . . . . . . . . . . .   2,435        538
       Later Years . . . . . . . . . . . . . . . . . . .   3,364      1,629

       Total Future Minimum Lease Rentals. . . . . . . .  32,368    $ 7,225
       Less Estimated Interest Element . . . . . . . . .     162

       Estimated Present Value of Future
                            Minimum Lease Rentals . . $32,206

 9.  RETURN OF CAPITAL:

           In September 1996, the Company was granted permission by the SEC to return to its parent up to $68,000,000 out of capital surplus through December 31, 1998. On October 1, 1996 the Company returned $20,859,000 to its parent.

10.    LONG-TERM DEBT:

           Long-term debt outstanding was as follows:

                                                       December 31,
                                                 1996        1995
                                                   (in thousands)
Notes Payable:
  7.19% due January 1997 . . . . . . . . . . . $20,000      $20,000
  5.79% due January 1996 . . . . . . . . . . .    -           8,319
  6.85% due January 1998 . . . . . . . . . . .  16,681       16,681
  Variable rate due January 1999 . . . . . . .  15,000       15,000
  6.20% due January 2001 . . . . . . . . . . .  30,000       30,000
                                                81,681       90,000
  Less: Portion Due Within One Year. . . . . .  20,000        8,319
          Total. . . . . . . . . . . . . . . . $61,681      $81,681

           The interest rate on the variable rate note is based on LIBOR (5.88% at December 31, 1996) and adjusted every six months. At January 31, 1997 the rate was adjusted to 6.04%. The notes payable are guaranteed by OPCo.

11.    FAIR VALUE OF FINANCIAL INSTRUMENTS:

           The carrying amounts of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate fair value because of the short-term maturity of these instruments. The carrying amount of the receivable from the purchaser of the Martinka operations approximates fair value based on current interest rates of investments with similar maturities. At December 31, 1996 and 1995 the fair value of long-term debt was $82 million and $92 million, respectively, based on quoted market prices for the same or similar issues and the current interest rates offered for debt of the same remaining maturities. The carrying amount for long-term debt was $82 million and $90 million at December 31, 1996 and 1995, respectively.